Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read the documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annexes 1, 2 and 3 hereto are materials discussing the Company and the Merger which may be distributed to state legislators in Maine, New Hampshire and/or Vermont beginning on June 14, 2007. In addition, certain of the materials may be published in the form of letters to the editor or op-ed pieces in local newspapers in Maine, New Hampshire and/or Vermont beginning on June 14, 2007. The materials attached as Annexes 1, 2 and 3 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

EXPLANATORY NOTE

On or about May 25, 2007, a two page handout was distributed to certain state legislators in Maine which discusses certain issues relating to the proposed merger of FairPoint Communications, Inc. (“FairPoint”) and Northern New England Spinco Inc., a subsidiary of Verizon Communications Inc. (“Verizon”). The author of such handout is unknown to FairPoint but the handout contains a footer that reads: “International Brotherhood of Electrical Workers – Communications Workers of America.” On June 14, 2007, FairPoint provided to the state legislators in Maine a response to the handout which was comprised of the original handout on which FairPoint’s responses were handwritten. In order to comply with Rule 425 of the Securities Act of 1933, as amended, and EDGAR filing standards, FairPoint has set forth the full text of the handout below and included FairPoint’s annotated handwritten responses in the bold “Company Response” section below each corresponding bulleted paragraph.

What is the Verizon/ FairPoint Transaction?

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Using a complicated tax avoidance maneuver called a “Reverse Morris Trust,” Verizon will divest its land-line telephone business and infrastructure in Maine, New Hampshire and Vermont to raise $1.7 billion in cash which Verizon can then invest in other, more profitable regions of its market.

o

Company Response: Responding to the “using a complicated tax avoidance maneuver” - A routinely used provision the Internal Revenue Code, useful here to keep the cost of the purchase low, so the sale will not raise rates.

o

Company Response: Responding to “Verizon can then invest in other, more profitable regions of its market” - Forcing Verizon to stay in Maine would not change the underlying market conditions, which are well suited in Maine for FairPoint’s business model.

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Verizon’s assets in Maine, New Hampshire and Vermont will be merged into a small company from North Carolina called FairPoint Communications, which has a credit rating of BB minus and is rated “weak” and “high risk” by Standard & Poor’s.

o	Company Response: Responding to “will be merged into a small company” – Very misleading. The “New” merged company will be the 8th largest telephone company in the U.S.
o	Company Response: Responding to “has a credit rating of BB minus” – Equally misleading: The “New” company will be carefully reviewed by the PUC and the Capital Markets.
•	As part of the scheme, FairPoint will take on $1.7 billion in new debt, financed by “high yield” (a.k.a. “junk”) bonds. To understand the sheer magnitude of that number, $1.7

International Brotherhood of Electrical Workers – Communications Workers of America

billion is more than the combined bonded indebtedness of the state governments in Maine, New Hampshire and Vermont.

o	Company Response: Responding to “To understand the sheer magnitude of that number” – The issue is revenues in relation to debt, not the size of the debt. FairPoint will have Verizon’s revenues.
•

If this three-state deal is made, FairPoint, which operates in parts of 18 states, will grow six-fold overnight --- from 250,000 access lines to 1.8 million lines. It is the proverbial mouse trying to swallow the cat.

o	Company Response: WRONG ANALOGY. A large company (Verizon/NNE) merges with a smaller company to make an even larger company. Both companies become stronger as one.
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Larger, more viable telecommunications companies could have acquired Verizon, which has publicly stated that it wishes to focus on it core business in more densely populated regions. But only by selecting a tiny company like FairPoint could Verizon take advantage of the tax loophole.

o

Company Response: Responding to “Larger, more viable telecommunications companies” – Entirely speculative and untrue. There has been no evidence that larger companies would be interested. In fact, it is FairPoint’s size that makes possible the tax benefits that make possible a transaction which includes benefits for Maine such as increased broadband payment.

o	Company Response: Responding to “selecting a tiny company” - FairPoint is the second largest telco in ME and NNE.
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In effect, Northern New England ratepayers will be asked to pay twice for the cost of Verizon’s infrastructure. We have already paid once for most of Verizon’s infrastructure through depreciation charges in our telephone rates; we will be asked to pay again for these costs when FairPoint seeks to increase rates to cover its $1.7 billion in new debt.

o	Company Response: Responding to “asked to pay again” - Absolutely false: FairPoint has pledged not to raise rates because of the purchase.
•

In Verizon we have a company that can invest in Maine but won’t. And now they want to sell us to a company that says it wants to invest in Maine but possibly can’t. We’re not witnessing Pat’s pizzeria buying Sam’s sub shop. This is the telecommunications infrastructure of Maine being sold. Maybe FairPoint is the best we can get. Maybe the sale could benefit Maine. Policymakers need to make sure.

o

Company Response: Responding to “wants to invest in Maine but possibly can’t” - False Again – Expansion of broadband is key to FairPoint’s strategy – and this investment is made possible by the tax savings.

International Brotherhood of Electrical Workers – Communications Workers of America

o	Company Response: Responding to “Policymakers need to make sure” - That’s why the PUC should be left to do its job.
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While FairPoint boasts that a high percentage of its pockets or rural customers now have broadband, their service is generally twice as expensive and half as fast as that which Verizon now provides. Down the road, when the undercapitalized and overleveraged FairPoint approaches the PUC for rate increases, they will likely be granted. After all, who else are we going to call?

o

Company Response: Responding to “their service is generally twice as expensive” - An inaccurate over generalization, which has no bearing on the rates which will be charged in Verizon’s territory (where 38% of customers presently have no Verizon broadband), and which ignore that FairPoint has pledged not to raise the rates of Verizon customers.

What can the Maine Legislature do?

•	The legislature should approve LD 1866, “An Act to Revise Maine’s Utility Reorganization laws.”
o

Company Response: Note: No mention of retroactivity; no mention that the Legislature has done nothing like this in the 94 years since it created the PUC. No mention of the inherent unfairness of retroactive application of a new standard to a transaction that began in October, 2005 and is well underway at the PUC.

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LD 1866 will require the Public Utilities Commission to find that large utility reorganizations and mergers like the Verizon/FairPoint transaction will result in benefits to Maine ratepayers and will advance the State’s existing statutory goals for economic development and information access.

o	Company Response: Responding to “will advance the State’s existing statutory goals” - The PUC applies this standard now to each telco. Does a merger now require a “double” advance?
•	The Maine legislature adopted these goals in 1995 in recognition of the fact that Maine’s economic future will be directly tied to the quality of its telecommunications infrastructure.

o

Company Response: Responding to “adopted these goals in 1995” - They already apply to Verizon and FairPoint as operating telcos, and will apply in the future; the only purpose is to make the PUC ask: So what the heck does this mean now?

Why is legislative action required and is it legal?

•	As part of its “reverse Morris Trust,” Verizon formed a new company called “Spinco” to take over its assets in Maine, New Hampshire and Vermont; it arranged $1.7 billion of

International Brotherhood of Electrical Workers – Communications Workers of America

high yield debt financing for Spinco; and agreed to merge Spinco into FairPoint --- all before seeking approval from the Maine Public Utilities Commission.
o	Company Response: AGAIN misleading: Verizon did this all contingent upon approvals from 3 PUCs and the FCC. Verizon took no action of any consequence. It is all before the PUC.
•

In February of this year, Verizon and FairPoint submitted an application to the Maine Public Utilities Commission seeking retroactive approval of the formation of Spinco and seeking approval of the Verizon/FairPoint transaction. A public hearing has been scheduled for September, 2007 and a decision is expected in 2008. They waded into the “middle of the stream” before regulators and policymakers knew anybody’s shoes were off.

o

Company Response: Responding to “seeking a retroactive approval” – Someone thinks you are not too smart. If you or I sign a contract to buy land and then to build a house, then we are ready to ask for a building permit not before.

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Company Response: Responding to “They waded into the “middle of a stream” before regulators” - No, Verizon showed the PUC exactly what the transaction would look like, so the exact transaction could be approved or rejected. The deal cannot be consummated without regulatory approvals.

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While LD 1866 applies to pending proceedings, including the Verizon/FairPoint transaction, it only requires the PUC to apply standards which FairPoint has stated publicly that it intends to meet. If FairPoint really can fulfill their promises, why would they object to our asking them to?

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Company Response: Responding to “it only requires” - Not true: The Act could create uncertainty and confusion in the PUC proceedings and would be used by the opponents in any way possible to achieve their real objective to attempt to delay and kill the deal, which would result in Maine being denied the benefits of the transaction.

o	Company Response: FairPoint expects to be held to its promises by the PUC, under current law; there is no need for new, vague and untested laws.
•	The Maine Law Court has ruled numerous times that it is perfectly legal for changes in law to apply to pending proceedings when the Legislature decides to do so.
o

Company Response: Not so. Legislation can be retroactive, but not when it affects vested rights, and not when instigated by one party to litigation to harm another party to that ongoing litigation. That is not governmental fair play. That is the use of power of government to harm a party in separate litigation the Government itself is obligated to decide fairly. Thomas v. Zoning Board of Appeals, 381 A.2d 643, 647 (1978) (“bad faith or discriminatory enactment of a

International Brotherhood of Electrical Workers – Communications Workers of America

zoning ordinance for the purpose of preventing a legal use by the applicant may confer vested rights on the applicant”).

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It is necessary to do so in this case, in self defense, to protect Main’s telecommunications needs from a Wall Street inspired junk bond transaction that has been designed to benefit Verizon and possibly FairPoint with no concern for the people of Maine and our economic future.

o

Company Response: That is exactly the job of the PUC: to protect rate payers from HARM!!! Sixty-five employees, three full time Commissioners work full time to ensure that protection! No one has shown or even said the PUC is not doing its job.

International Brotherhood of Electrical Workers – Communications Workers of America

Annex 2

Remove the Rhetoric. Focus on Facts.

A.	THIS IS A MISUSE OF THE ANALYST'S REPORT
1.	The Morgan Stanley analysis was not an analysis of FairPoint as the combined company after the merger. It says nothing about the proposed merged entity not being financially successful.

2. The report assumes the proposed merger is not approved, in which case the report is not relevant to the merger. Again, it is not a statement that the combined company will not be financially successful.

B.	THE ANALYST GOT IT WRONG

1. The analysis claims to be based on “FairPoint’s newly released standalone forecasts.” This is false. There was no such FairPoint forecast, projecting how FairPoint would perform if the merger were not approved. It was a combination of two sets of projections to determine what the combined company’s projections would estimate.

2. Most importantly, assuming the Morgan Stanley analysis were correct, which it is not, FairPoint would still be profitable, producing surplus cash of $44 million in 2008, and leaving significant funds to pay a dividend (see page 3 of the Morgan Stanley report).

3. The analyst has specifically ignored FairPoint’s statements in the Form S-4 not to use the information she reviewed in the very manner she ultimately used it.

C.	THE MARKET SAW THROUGH THE ERROR

1. After the report was issued, FairPoint’s stock price has performed very well. Since the report was issued a week ago, FairPoint stock has outperformed the market (up 0.4%, or 7 cents, while the Dow Jones Industrials is down 1.4%).

2. No other analyst followed suit. Instead, two days after the report, Bank of America, one of the world’s largest financial institutions, raised its projected price (“Target”) on FairPoint’s stock price to $19 per share (compared to $18.07 today) and said the shares could support a valuation of up to $22 per share.

In summary, nothing that analyst wrote contradicted the evidence that FairPoint has produced that it will be a financially stronger company after the merger. In any event, FairPoint’s ability to pay dividends is not fundamental or particularly relevant to any discussion of whether the merger is in the public interest.

Annex 3

Remove the Rhetoric. Focus on Facts.

By Gene Johnson, CEO

FairPoint Communications

The proposed merger of Verizon’s land line operations in northern New England with FairPoint Communications is being rigorously reviewed by numerous state and federal agencies, all of which are charged with carefully examining every aspect of the proposed transaction.

At FairPoint, we have the utmost confidence in these agencies and their ability to review a complex business transaction that has the potential to significantly improve the telecommunications landscape throughout the tri-state region.

Unfortunately, opponents of this merger have distorted several facts causing unwarranted concerns about the financial condition of FairPoint Communications. And now they are using a recent Morgan-Stanley analysis to support their claims without providing the necessary context.

The following facts provide a starting point for understanding the context of our opponents’ rhetoric.

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FairPoint is a publicly traded company, with its stock listed on the New York Stock Exchange. Our company currently has an enterprise value of approximately $1.25 billion, demonstrating significant financial resources and access to capital.

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As a publicly-traded company, we are required by federal law to file comprehensive, detailed and verifiable reports regarding our financial condition with the Securities and Exchange Commission. Those reports are available for public inspection.

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The Morgan-Stanley report focuses primarily on projections about what would happen to our revenues and dividend payments if this proposed merger is not approved. It says nothing about the proposed merged entity not being financially successful.

•	The report is an analysis if the merger is not approved, in which case the report is not relevant to the merger.

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The analysis claims to be based on “FairPoint’s newly released standalone forecasts.” This is false. There was no such forecast projecting how FairPoint would perform if the merger were not approved. Any such "forecasts" included in FairPoint's recent SEC filing were of the combined company.

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The stock market saw through this report, with no effect on the resulting stock price. Since the report was issued a little over a week ago, FairPoint stock has outperformed the market (up 0.4%, or 7 cents, while the Dow Jones Industrials is down 1.4%).

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Nothing the analyst wrote contradicted evidence from FairPoint that it will be financially stronger after the merger. The ability to maintain current dividend levels is not relevant to any discussions regarding the public's interest being served in this transaction.

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Once this merger is completed, FairPoint will become the 8th largest telecommunications company in the U.S. (in terms of access lines), with approximately $1.5 billion in annual revenues, making it one of the largest companies in Vermont, Maine, and New Hampshire.

Concerns being raised about FairPoint’s ability to “handle” the debt after the merger are also unfounded.

In reality, this proposed transaction has a much more conservative financial structure than the typical home purchase. More than $1 billion of the purchase price will be equity, which equates to a hearty “down-payment” of roughly 37 percent.

Furthermore, the most critical factor to consider in any purchase is whether the purchaser has enough cash flow to cover the obligations. This is where our opponents really miss the point.

The combined company is expected to generate cash flow substantially greater than what will be needed to cover planned network investment, operations, all debt service and discretionary dividends to stockholders. There is also potential for increased cash flow depending on new services and additional efficiencies.

The bottom line? FairPoint will be able to meet its obligations, and fund improvements in the acquired operations, as it has always said.

All relevant financial data regarding this proposed merger has been given to the regulatory agencies that have the responsibility to decide whether this proposal makes sense.

Once the rhetoric is set aside, we are confident the merger will be approved, giving us the opportunity to bring first-class, advanced telecommunications services to northern New England.